# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Metalpha Technology Holding Ltd, CIK 0001682241
CUSIP: G28365107
Title of class of securities: Ordinary Shares, Par Value US$0.0001 Per Share
Address of issuer's principal executive offices: Suite 5506-07, Central Plaza, 18 Harbour Road, Wan Chai, Hong Kong, China (F4), 000000
Date of event which requires filing of this statement: 01/12/2026
Filed by CIK 0001979907
Persons authorized to receive notices and communications: Bingzhong Wang, 36A, Tower 1, Maya, 15th Sze Shan St, Yau Tong, Hong Kong, China (F4), 999077, 852 54143309

## Reporting persons
- Bingzhong Wang (CIK 0001979907): type of reporting person: individual (IN); citizenship or place of organization: Hong Kong (K3); source of funds: personal funds (PF); sole voting power 3,095,910; shared voting power 0; sole dispositive power 3,095,910; shared dispositive power 0; aggregate amount beneficially owned 3,095,910 (6.6% of the class)
  Comment: * Represents (i) 1,895,910 Ordinary Shares (as defined below) and (ii) 1,200,000 Ordinary Shares issuable upon exercise of the PIPE Warrants (as defined below).
  
  **Percentage of class based on 47,113,236 Ordinary Shares outstanding as of January 12, 2026, which information was provided by the Issuer (as defined below) to the Reporting Person. In computing the percentage ownership of the reporting person, Ordinary Shares that the reporting person has the right to acquire within 60 days after January 12, 2026, including through the exercise of any option, warrant, or other right or the conversion of any other security, are included.

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, Par Value US$0.0001 Per Share
Name of issuer: Metalpha Technology Holding Ltd
Address of issuer's principal executive offices: Suite 5506-07, Central Plaza, 18 Harbour Road, Wan Chai, Hong Kong, China (F4), 000000
Comment:
Explanatory Note

This Amendment No. 1 amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on June 7, 2023 (as amended, the "Schedule 13D"), relating to the Reporting Persons' ownership of par value $0.0001 per share (the "Ordinary Shares"), of Metalpha Technology Holding Limited, an exempted company with limited liability incorporated in the Cayman Islands (previous name: Dragon Victory International Limited, the "Issuer").

Unless set forth below, all previous Items set forth in the Schedule 13D remain unchanged. Capitalized terms used herein and not defined have the meanings given to them in the Schedule 13D.

This Amendment is being filed to update the disclosure in Item 3 and Item 7.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
On June 30, 2022, the Reporting Person entered into a securities subscription and warrant purchase agreement (the "PIPE Agreement") with the Issuer and certain other parties, pursuant to which the Reporting Person subscribed for certain number of newly issued Ordinary Shares and warrants to purchase Ordinary Shares (the "PIPE Warrants"). On August 2, 2022, the Issuer issued 600,000 Ordinary Shares to the Reporting Person under the PIPE Agreement for an aggregate cash consideration of US$600,000. The source of these funds was the personal funds of the Reporting Person. The PIPE Warrants have become fully exercisable following the satisfaction of exercise conditions that are tied to certain performance targets of the Issuer, and the Reporting Person is entitled to purchase a maximum of 1,200,000 Ordinary Shares through exercise of the PIPE Warrants.

On January 26, 2023, the Issuer entered into a share unit award agreement (the "Award Agreement") with the Reporting Person, pursuant to which the Issuer granted to the Reporting Person an aggregate of 600,000 share units (the "Award") under the Issuer's 2022 Performance Incentive Plan (the "2022 Plan"). Each share unit represents the right to acquire one Ordinary Share upon vesting. The vesting of the Award is conditional on the attainment of certain performance goals of the Issuer as set forth in the Award Agreement. On January 31 and May 29, 2023, the Issuer issued 300,000 and 300,000 Ordinary Shares, respectively, to the Reporting Person upon vesting of the Award.

On April 1, 2024, the Issuer entered into a share unit award agreement (the "2024 Award Agreement") with the Reporting Person, pursuant to which the Issuer granted to the Reporting Person an aggregate of 500,000 share units under the Issuer's 2024 Share Incentive Plan (the "2024 Plan"). Each share unit represents the right to acquire one Ordinary Share upon vesting. The vesting of the share units is conditional on the attainment of certain performance goals of the Issuer as set forth in the 2024 Award Agreement. On December 1, 2025, the Issuer issued 125,000 Ordinary Shares to the Reporting person upon vesting of the share units.

The description of the PIPE Agreement, the Award Agreement, the Incentive Plan and the 2024 Plan is qualified in its entirety by reference to the full text of the applicable document, a copy of which is filed herewith as an exhibit and incorporated herein by reference in its entirety in this Item 3.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: 99.4 2024 Share Incentive Plan, effective on October 12, 2024 (incorporated herein by reference to Exhibit 4.1 to the Issuer's current report on Form 6-K (File No. 001-38208) furnished with the Commission on September 26, 2024)

## Signatures
- Bingzhong Wang: /s/ Bingzhong Wang, Bingzhong Wang (01/14/2026)